Exhibit 8.2

November 10, 2004

Boards of Directors

Home Federal Mutual Holding Company

Home Federal Mutual Holding Company of Louisiana

Home Federal Bancorp, Inc. of Louisiana

624 Market St.

Shreveport, Louisiana 71101

Gentlemen:

You have requested our opinion regarding certain Louisiana state income tax consequences of the conversion of Home Federal Savings and Loan Association, a Federally-chartered mutual savings and loan association (the “Association”), in connection with the proposed conversion of the Association from a mutual savings and loan association to a Federally-chartered stock savings and loan association (the “Stock Association”) and the substantially concurrent formation of Home Federal Mutual Holding Company of Louisiana, a Federally-chartered mutual holding company (the “Mutual Holding Company”) which will acquire the stock of the Stock Association and subsequently contribute the Stock Association’s stock to Home Federal Bancorp, Inc. of Louisiana (the “Stock Holding Company”).

We have not reviewed all of the legal documents necessary to effectuate the conversion or the acquisition of the Association’s capital stock by the Mutual Holding Company and the Stock Holding Company. An inherent assumption of this opinion is that all steps required by federal and state law and regulatory authorities will be effectuated consistent with the information submitted to us.

BACKGROUND

We have reviewed the federal income tax opinion (the “Opinion”) prepared by the firm of Elias, Matz, Tiernan & Herrick L.L.P. dated November 10, 2004 which was addressed and furnished to you. We have also reviewed the representations of the management of the Association dated November 10, 2004 (the “Representations”) and supplied to the aforementioned authors of the Opinion. We have relied on the facts and representations stated in the Opinion and Representations as to the manner in which the proposed transactions will be accomplished and the federal income tax aspects of the transactions

Board of Directors

November 10, 2004

as detailed in the Opinion. By this reference, such federal tax opinion and its related references are incorporated herein.

LOUISIANA LAW AND ANALYSIS

Louisiana income tax statutes are included in Title 47, Sub-Title II, Chapter 1, of the Louisiana Revised Statutes of 1950. Corporation income tax laws are contained within Part II A therein. Individual income tax statutes are contained within Part III therein.

Pursuant to Louisiana Revised Statutes (La. R. S.) 47:287.501(B)(1), savings and loan associations (among others) are exempted from imposition of any and all Louisiana income taxes.

Louisiana corporate gross income and allowable deductions are defined as federal gross income and deductions, subject to certain modifications. La. R. S. 287.61-.63. Modifications to federal taxable income are contained in La. R. S. 287.69-.73, 287.755 and La. R. S. 287.758. Absent any specific modifications contained within these sections, Louisiana corporate taxable income is equivalent to federal taxable income. Since gains and losses realized by parties to a reorganization, as defined by federal statutes, are not specifically identified as modifications to federal gross income or deductions, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to parties to a reorganization. Since gains and losses realized by corporate shareholders in a reorganization are not specifically identified as modifications to federal gross income or deductions, nor are there any modifications with respect to the determination of basis or the holding period of stock received in a reorganization, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Code with respect to corporate depositors and shareholders.

La. R. S. 47:290 provides that such part (Part III) is intended to conform the Louisiana individual income tax law with the Code, except as otherwise expressly provided. La. R. S. 47:293(1) defines Louisiana adjusted gross income as adjusted gross income as reported for federal purposes. La. R. S. 47:293(6) defines Louisiana taxable income as Louisiana adjusted gross income with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect individual depositors and shareholders.

Board of Directors

November 10, 2004

La. R. S. 47:300.4 states that such part (Part VI) is intended to conform the Louisiana fiduciary income tax law with the Code, except as otherwise expressly provided. La R. S. 47:300.6-.7 define Louisiana taxable income of resident and non resident fiduciaries, respectively, as taxable income determined in accordance with federal law, with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect fiduciary depositors and shareholders.

La. R. S. 47:203 states that partnerships shall compute taxable income in the same manner as in the case of individuals, with certain listed modifications. As none of the modifications relate to reorganization provisions of the Code, and based upon the above analysis of individuals, the same conclusions would apply with respect to depositors and shareholders which are partnerships.

La. R. S. 12:1368 states that, for Louisiana income tax purposes, limited liability companies shall be treated and taxed in the same manner as treated and taxed for federal purposes. Therefore, regardless of corporate or partnership federal income tax treatment, based upon the above analysis of each, the same conclusion would apply with respect to depositors and shareholders that are limited liability companies.

We note that the subscription rights discussed below will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of Common Stock at the same price to be paid by members of the general public in any Community Offering, with the aggregate price to be paid for the shares of Common Stock being issued being equal to the value determined by an independent appraiser. We also note that RP Financial, LC. has issued an opinion dated August 27, 2004 stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to eligible subscribers in lieu of non-transferable subscription rights or to eligible subscribers who fail to exercise such rights. As a result, at the time the subscription rights are granted, we believe that it is more likely than not that the nontransferable subscription rights to purchase Common Stock will have no ascertainable value.

OPINIONS

In rendering our opinion herein, we have relied upon the Opinion prepared by Elias, Matz, Tiernan & Herrick L.L.P.

Because savings and loans are not subject to Louisiana income taxes, no income will be recognized for Louisiana income tax purposes by Home Federal Savings and Loan Association as a result of the conversion and the transfer of its capital stock to the Mutual Holding Company and the subsequent transfer of its stock to the Stock Holding Company.

Because the Association’s change in form from a mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code, and neither the Association nor the Mutual Holding Company will recognize any gain or loss as a result of the conversion pursuant to Section 361 of the Code and Revenue Ruling 80-105, and because the transfers of constructively-received common stock by the depositors to the Mutual Holding Company and of the Association’s from the Mutual

Board of Directors

November 10, 2004

Holding Company to the Stock Holding Company will be treated as transfers pursuant to Section 351 of the Code, it is also our opinion that for Louisiana income tax purposes: (1) no gain or loss will be recognized by the Association, the Mutual Holding Company or the Stock Holding Company upon the acquisition of the Association’s capital stock by the Mutual Holding Company or by the transfer by the Mutual Holding Company to the Stock Holding Company; (2) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the constructive receipt of in the Association plus their interest in the liquidation account in exchange for the deposit accounts in the Stock Association, nor upon their constructive transfer of the to the Mutual Holding Company in exchange for liquidation and other interests in same; (3) the tax bases of the depositors’ deposit accounts in the Association immediately after the conversion will be the same as the bases of their accounts immediately prior to the conversion; (4) the tax basis in the liquidation and other interests of the Mutual Holding Company received in the transaction will be the same as the basis of the property transferred in exchange therefore; and (5) it is more likely than not that the non-transferable subscription rights to purchase Common Stock will have no ascertainable value and consequently the tax basis to the holders of the Common Stock of the Stock Holding Company purchased in the Subscription Offering will be the amount paid therefore; and (6) the holding period of such shares will begin on the date of consummation of the Subscription Offering if purchased through the exercise of subscription rights and on the day after the date of purchase if purchased through the Community Offering.

It is further our opinion that the Eligible Account Holders and Supplemental Eligible Account Holders will recognize gain, if any, upon the issuance to them of withdrawable savings accounts in the Association following the conversion, interests in the liquidation account and non-transferable subscription rights to purchase Stock Holding Company Common Stock in exchange for their savings accounts and proprietary interests in the Association, but only to the extent of the value, if any, of the subscription rights.

CONCLUSIONS

This opinion sets forth our views based upon the completeness and accuracy of the information made available to us and any assumptions of fact that were included. Our opinion relies upon the relevant provisions of the Internal Revenue Code, the Louisiana Revised Statutes, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modifications by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could be retroactive in effect and, therefore, could affect the validity of our opinions. We undertake no responsibility to update our opinions in the event of any such change or modifications.

Board of Directors

November 10, 2004

We hereby consent to the filing of this opinion as an exhibit to the Company’s Registration Statement on Form SB-2 and the Association’s Application for Conversion, and we also consent to the references to us under the headings “Material Federal Income Tax Aspects of the Reorganization and the Offering” and “Legal and Tax Opinions” in the Prospectus contained in such filings.

Sincerely,

LaPORTE, SEHRT, ROMIG & HAND

/s/ William T. Mason, III
William T. Mason, III, CPA Director